November 15, 2018

Jeremy Frommer
Chief Executive Officer
Jerrick Media Holdings, Inc.
2050 Center Avenue, Suite 640
Fort Lee, NJ 07024

       Re: Jerrick Media Holdings, Inc.
           Registration Statement on Form S-1
           Filed October 24, 2018
           File No. 333-227964

Dear Mr. Frommer:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 24, 2018

Risk Factors, page 5

1. Please add a risk factor discussing risks attendant to your operation of the Potent Media brand, including possible law enforcement consequences under federal and state laws related to the cannabis industry. In the alternative please tell us why such risks are not material.
 Jeremy Frommer
Jerrick Media Holdings, Inc.
November 15, 2018
Page 2
Incorporation by Reference, page 52

2. Please tell us why you are eligible to incorporate by reference. It appears that you are a registrant for an offering of penny stock. Please refer to General Instruction VII.D.1(c) of
         Form S-1. Alternatively revise your reference to incorporation by reference and provide all required disclosure within the prospectus.
Index to Financial Statements, page F-1

3. Please file updated financial statements in accordance with Rule 8-08 of Regulation S-X.
Exhibits

4. Please have KLJ & Associates, LLP provide an updated consent that refers to the correct filing. We note that the consent filed as exhibit 23.1 refers to the "Form S-1/A #2."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact John Dana Brown at (202) 551-3859 or Laura Nicholson,
Special
Counsel, at (202) 551-3584 with any questions.



FirstName LastNameJeremy Frommer                               Sincerely,
Comapany NameJerrick Media Holdings, Inc.
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Corporation Finance
November 15, 2018 Page 2                                       Office of
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FirstName LastName